Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 001-16159

Document posted on Watson Wyatt LLP internal website:

Re:Union update 31 March 2005

News in brief

Since the last update posted mid-February we have made steady progress on putting all the legal and financial building blocks in place in preparation for the formal signing of the Business Transfer Agreement for the business combination which enables our initial submission to the SEC.  Outlined below (link 1) are some of the activities that we have had to undertake to get this far.

This has involved a substantial amount of effort from a large number of people but our especial thanks goes to Simon Callander and Richard Timmins who have been largely responsible for driving progress and have worked tirelessly over weekends and the Easter break to keep us on track.  While we continue to target the 1 July timeframe, there are a number of formal procedures still to go through.

Detail of how the proposed combination bonus payment to associates will be applied was posted on Friday (link 2).

The Global Integration Committee (link 3) has been meeting regularly and we have an update (link 4) from Paul Thornton and Babloo about the Committee’s activities and progress.

The Global Strategy Group (link 5) has had its first meeting and Paul has also given us an insight into their role and focus (link 6).

The UK Associate Consultation Group (Link 7) met for the first time on Thursday 24 March so we take a first look at their role and plans (link 8).  We also have some clarity about how our Continental European offices are going to be accommodated in the combination which clarifies how we will be consulting with associates outside the UK and Ireland (link 9).

Also in March, the formation of a Central Services Work Group (link 10) was finalised with a remit to review how Business Services might operate going forward.  A large amount of data was pulled together across all regions for the Group’s first meeting on 30 March.  We look here at the role and objectives (link 11) of this group and the role of the supporting Research and Advisory Group for Europe (link 12).

And finally, we received some sundry questions via Re: Union for which we can publish responses (link 13) and a brief summary of client and media response (link 14) to the proposed combination.

Please continue to use Re: Union to feed back your questions, thoughts and concerns which we will try to address in future communications.

Link 1

•                     Negotiate the business transfer agreement

•                     Negotiate new employment contracts for partners

•                     Produce a large number of ancillary legal documents

•                     Provide a range of detailed financial and business information to WW&C

•                     Review and re-audit the last three years financial accounts as necessary to adjust them to be consistent with US GAAP standards

•                     Draft detailed documentation for submission to SEC

•                     Communicate and consult with many and various stakeholder groups

Link 2

Finalising the detail of how the combination bonus will be applied has taken longer than anticipated as we needed to ensure that it takes into account the wide range of working models and practices across the Partnership.  As a firm we have increasingly implemented policies of flexible working and secondments around the globe.  These are good attraction and retention policies but add significant complexity to the development of an equitable and transparent one-off bonus payment!  Details on how the combination bonus will be applied following the successful completion of the deal with WW&C are available for review here.  Any questions should be directed to your line manager or HR Adviser.

Link 3

The Global Integration Committee (GIC) was established to ensure that all aspects of combining the businesses of Watson Wyatt LLP and Watson Wyatt & Company are addressed in full. The members are:

•                     Paul Thornton (Chairman)

•                     John Haley

•                     Babloo Ramamurthy

•                     Gene Wickes

Link 4

The Committee’s terms of reference include:

•                     To ensure that the full potential benefits of the proposed combination can be achieved as quickly as possible.

•                     To eliminate any duplication of effort, inconsistency (other than where it is justified) or lack of communication which exists under the previous Alliance structure.

•                     To ensure cultural alignment of associates with the vision, values and strategy of the combined organisation.

The key subjects of discussion at the last meeting on 15 March were:

•                     Progress towards the Business Transfer Agreement and subsequent activities

•                     The appointment of a new External Board Director of NewCo
WW&C’s Nominating and Governance Committee has asked John Haley and Paul Thornton to take on the task of reviewing and refining the extensive list of potential candidates proposed by the Partners and the Company.  This is a time-consuming process involving detailed research and astute judgement to ensure we can identify the right candidate.

•                     A review of the firm’s core values in the light of the proposed combination.
The Committee agreed that the current values had been jointly drafted and are still apt and relevant.  It was thought that there is merit in retaining our current values during this period of evolution but that it would probably be appropriate to review their phrasing and scope in a year or so.

•                     Global Associate Opinion Survey
WW&C has been keen to conduct an Associate Survey for some months but has delayed implementation as negotiations on the business combination progressed in the hope of expanding it into a global survey.  While the Committee recognised the disadvantages of conducting a survey during a period of change and uncertainty, this was outweighed by the benefits of being able to identify areas needing particular support / attention and to create a benchmark against which attitude changes could be assessed and measured.  It was therefore agreed that the survey would be launched before June with results being available later in the summer.

Link 5

The formation of a Global Strategy Group was announced at the beginning of March.  Members are:

WWLLP	WW&C
• Paul Thornton (Chair)
• Mike Orszag (Head of Research, Reigate)	• John Caldarella (Divisional Manager, U.S. East)
• Hanno Mijer (I&FS, Reigate)	• Buffy Caflisch (Retirement, Washington)
• Thierry Hamon (Managing Consultant, Dusseldorf)	• Skip Hackney (Managing Consultant, Minneapolis)
• Jon Tye (BAS, Redhill)	• Masaki Nakajima (HCG, Tokyo)

Link 6

This group also reports in to the Global Matrix Group.  Its role, operating within the framework of our current global strategy, is to identify any gaps that we can plug as a result of becoming a single global firm rather than a global alliance and any opportunities this change might create.  Essentially, the role of the group is to create an agenda for the Global Matrix to consider.

The first meeting of the Group identified four areas that would benefit from further investigation:

•                     How we assess our market opportunities and relative strengths in our various marketplaces.  What we are looking for are the approaches that give us the most useful market data so that we can apply these in all regions.

•                     How we can use the combination to create true differentiation in our marketplaces.

•                     Seeking and reviewing client feedback to inform our brand development and marketing strategy.

•                     A review of the firm’s evolution to date so that we can refine and improve our  acquisition processes for the future.

Having identified these lines of enquiry, the Group is now seeking input from Regional Managers as required.

Link 7

https://insite.eu.watsonwyatt.com/info/reunion/tupe/constituents.htm (the list of representatives on the Associate Consultation Group)

Link 8

The Associate Consultation Group met for the first time last Thursday.  They participated in a training session in the morning where they discussed and agreed their role and responsibilities, terms of reference for the meetings and the best way to ensure that the consultation process was effective and meaningful for associates.

The first Consultation meeting was held in the afternoon with Babloo and Tim Ovington endorsing the activity and highlighting the group’s importance in the consultation process.  Babloo reiterated the business case for the combination and gave an update on progress to date. Tim outlined the highlights of the HR agenda, answering questions and obtained views from the group in relation to this. This was followed by an Open Forum where the representatives fed in their constituent’s initial questions and concerns and Babloo and Tim answered these where possible.

The group have agreed to meet on a monthly basis and will collect views, feedback and questions on the combination prior to these meetings. Key points of the meeting will be cascaded to associates via the associate representatives.

Link 9

Under the currently contemplated structure of the transaction, which envisages the Continental European offices (excluding Watson Wyatt Brans) transferring by share sale, associate consultation is not necessarily a legal requirement.  Nevertheless, the Partnership has committed to consult with the offices on any matters that impact on them.  HR will be liaising with the Managing Consultants about how best to take this forward.

Link 10

In mid-March, Jim Gargiulo, Vice President Human Resources WW&C, announced the formation of the Central Services Work Group (CSWG) under his chairmanship.  The members are:

WW&C	WWLLP
• Jim Gargiulo (Chair)
• Wally Bardenwerper, General Counsel	• Richard Timmins, Head of Finance and Business Services
• Jeff Held, Chief Technology Officer	• Tim Ovington, Head of HR
• Tom Grass, Managing Consultant US West	• Paul Holloway, Head of Operations, Benefits Group

Link 11

The group has the following charter:

•                     Review the current state, including structure, performance, successes and failures of our central services/business services/shared services efforts globally, including Asia and Canada.

•                     Review best practices, market data and business case for centralised services

•                     Provide a recommendation to the Global Matrix Group regarding a structure, approach and charter to explore, evolve and refine a global central services solution in a sensible, phased and non-disruptive way.

While there is obviously a drive to identify and realise efficiencies, there is a strong emphasis on implementing changes in a “sensible, phased and non-disruptive way” so the approach to change is therefore likely to be evolutionary rather than revolutionary.

The group has been asked to provide recommendations to the Global Matrix Group by the end of June.  The first meeting took place in San Francisco on 30 March to review data gathered from operations worldwide covering the current support infrastructure, current products and services and how we organise ourselves to provide them as well as information about market trends and practices.

Link 12

A Research and Advisory Group for Europe has also been set up, primarily to help pull together the data and background research that the CSWG will need in its deliberations.  It is also the intention to use this group to test ideas and thoughts as a means to getting some broader input.  The group has representatives from all teams across Business Services plus Madeleine Kavanagh to focus specifically on managing communications within Business Services and out to the Partnership as a whole.  It is anticipated that the focus of the CSWG will initially be on opportunities to align and improve our business support processes so Kevin Bye as Head of the ESC was seen as the obvious chairperson.  Members of the R&A Group are:

•                     Kevin Bye, ESC (Chair)

•                     Chris Pullen, Client Services

•                     Anne Caldwell, HR

•                     Steve Hollands, IT Infrastructure

•                     Tom Edwards, CPS

•                     Madeleine Kavanagh, Internal Communications

Link 13

Q                                      In light of the recent “Pensions Update” to staff that indicates that a deficit of £5 million pounds existed in the pension scheme as at April 2004, can you explain whether any of the proceeds from the Merger will be applied to meet the shortfall?  If no monies will be applied is the merged firm similarly committed to making up the shortfall?

A                                     WW & Co has indicated to the Trustees of the WWPS that the current funding policy is to be continued with the desired intention to meet the residual £5 million deficit over 5 to 10 years by additional contributions. This will be reviewed at the next valuation of the WWPS.

Q                                      I appreciate that, until the deal is done, little can be formalised in terms of integration activities.  However I would imagine that a number of exciting opportunities are being readily identified in the new global company.  What approach will be taken to collect/sort/implement these opportunities and how can we get involved?

A                                     Since the proposed deal was announced in mid January, most of our attention has been on fulfilling the rigorous legal, financial and regulatory requirements.  Until the business combination is complete there is little time and appetite to plan too far ahead – an element of not wishing to tempt fate here!  However, the rationale for the combination is all about the opportunity - opportunity to grow the business, opportunity to reinforce our position in our existing markets and, last but by no means least, opportunity to explore, evolve and refine a global central services solution in a sensible, phased and non-disruptive way.

There will be opportunities for associates from across the business to be involved in new areas of growth and development and we will be communicating more about these as our plans evolve but it is unlikely that any widespread activity will kick off before the combination is completed.

Link 14

Media and client response to the business combination has been muted. While it was covered in most of the national newspapers in the UK and a number of interested trade/professional publications at the time of the announcement in January, there has been almost no coverage since.  In our PR, we are keen to portray a firm at “business as usual” rather than focus on the business combination.

Bonus uplift link

2005 Bonus Awards – Special uplift relating to the combination.

Eligibility: In order to receive the Combination Bonus an associate must:

•                  Have been employed within the Partnership on 18 January 2005 (the date of the announcement) and:

•                  Still be in service at date of payment

Date of payment: The proposed uplift is conditional on the completion of the proposed combination with WWC. It is intended that the payment be shortly after the formal completion. While it is hoped that the combination will be completed by 30 June, it is possible that it may be later. If this is the case, performance bonus payments will be made in July as usual and the Combination Bonus will be paid later, based on FY05 performance bonus awards.

Calculation: The uplift is to be applied to FY05 performance bonus awards AFTER any Regional Performance Factor has been applied:

Salary x Target bonus* x Performance Award x Regional Performance Factor x Combination Factor

*In calculating the Combination Bonus the standard target bonus for each Band will be used eg:
Band 1 @ 5%,  Band 2 @ 10%,  Band 3 @ 15%, Band 4 @  25%

For example, for a Band 3 associate with a 75% individual performance assessment would get:

Salary x 15% x 75% x Regional Performance Factor x 30%

Special circumstances

There are a number of associates whose employment circumstances have changed during FY05 with a consequent impact on the calculation of their Performance Bonus. For these associates special arrangements have been made:

•                  Part year absence: where an associate has taken maternity leave, parental leave, unpaid leave or a career break, the calculation of performance bonus is pro-rated. Special allowance is being made to enable these associates to receive the benefit of the uplift for the full year.

•                  International assignees: the assignees fall into three categories

•                  Those who have moved entirely within the Partnership region — the uplift will be applied to a full years’ performance bonus as “normal”

•                  Partnership associates who have been working outside the region for the part of FY05 will receive the uplift to the whole year’s service. For those who have been out of the region for the whole year, the Combination Bonus will be based on the full year, with performance assessed at 75%.

•                  WW&C associates who were working within the Partnership region on 18 January and are still working within WW Worldwide on the date of payment will receive the uplift based on that part of the FY05 bonus that relates to time spent within the Partnership.

If you have queries about your eligibility please contact the HR department.

Additional Information

Watson Wyatt & Company Holdings intends to file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“the SEC”).  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Watson Wyatt & Company Holdings free of charge from the SEC website at www.sec.gov.  In addition, you may obtain free of charge the proxy statement/prospectus (when it becomes available), and other documents filed by Watson Wyatt & Company Holdings with the SEC by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, N.W., Washington, D.C. 20006, attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings will be contained in the proxy statement/prospectus, which will be filed by Watson Wyatt & Company Holdings with the SEC.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the “company”) management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements.  Forward-looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements.  Such factors include risks and uncertainties specific to this transaction, including but not limited to adverse effects on the market price of the company’s common stock and on the company’s operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction); failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner; significant transaction costs expected; unknown liabilities; the success of the company’s marketing, development and sales programs following the transaction; the company’s ability to maintain client relationships and attract new clients following the transaction; general economic and business conditions that affect the company following the transaction; the level of capital resources required for future acquisitions; post-closing sales of the company’s common stock received by former Watson Wyatt LLP partners; and other economic, business, competitive and/or regulatory factors affecting the proposed transaction. In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company’s continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services the company offers as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of the company’s services; and other factors discussed under “Risk Factors” in the company’s Annual Report on Form 10-K filed on August 17, 2004, which is on file with the SEC.  These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  The company undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.